CODE OF ETHICS

Background

Investment advisers are fiduciaries that owe a duty of loyalty to act in the best interest of their clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where an investment adviser’s interest may conflict with those of their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must act in a fair, lawful and ethical manner.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

Ancora and its Executive Committee take compliance very seriously. Client trust and the firm’s reputation are paramount to the future success of Ancora. At all times, Ancora and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code. The CCO has been empowered with full responsibility and authority to develop and enforce the company’s policies and procedures by the Executive Committee. The CCO will perform periodic reviews and monitoring of employee’s compliance with the Advisor’s Policies and Procedures. All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Ancora to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual. Employees must be aware that they are representatives of Ancora whether in one of the Ancora officers or when participating in company-sponsored, offsite, events alongside Ancora clients that their actions must correspond with Ancora’s HR handbook guidance and Compliance Policies. For additional details refer to the policy section: “Contact with Clients and Investors”.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Ancora’s services, and engaging in other professional activities.

The Company expects all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Ancora must act in its Clients’ best interests, which as referenced above includes the responsibility to make full and fair disclosure of all material facts, especially where Ancora’s and/or its Employees’ interest may conflict with those of clients. Neither Ancora, nor any

Employee should ever intentionally benefit at the expense of any Client. The CCO cannot be expected to be aware of all activity that the organization is engaged in without the cooperation of all employees who in turn must seek guidance from the CCO in matters where questions or concerns arise around the laws, rules and regulations in which the firm must abide by. Employees must notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest. Failing to fulling and accurately inform and or seek the guidance from the CCO on matters of law, rules or regulations that govern the firm may put the individual and firm at risk and potentially hold the individual, with direct involvement, liable for their actions. At least annually and upon initial employment every access employee will be required to complete a compliance certification that includes, among other things, questionnaires to disclosure employee conflicts of interest, outside business activity, social media and personal investment accounts, as well as affirmations to Ancora’s policies and procedures.

Employees are generally expected to discuss any perceived risks, or concerns about Ancora’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, or is of the need of immediate attention, they should promptly bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Ancora or its Employees could have severe negative consequences for Ancora, its Clients, Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may also be made anonymously through the Compliance System. Any reports of potential problems or issues will be investigated by the CCO. It is the duty of the CCO to make recommendations for remediation of issues that resulted in a violation of a policy or procedure. The recommendations may include employee sanctions and or actions to mitigation against future identified risks. Any issues and or recommendations identified during the review will be addressed in ways that reflect Ancora’s fiduciary duty to its Clients.

Retaliation against any Employee who reports a violation of the Code, or the other policies and procedures set forth in the Manual, in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CCO or CEO directly.

As determined by the CCO, violations of the Code, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of the Code has occurred, the CCO will promptly report the violation, and any association action(s), to the Executive Committee. If it has been determined that the material violation involved a fraudulent, deceptive or manipulative act, Ancora will report its findings to the Mutual Funds’ Board of Directors, Hedge Fund Board of Directors or Trustees pursuant to Rule 17j-1 under the IC Act.

Distribution of the Code and Acknowledgement of Receipt

Ancora will distribute the Manual, which contains the Code, to each Employee upon the commencement of employment and will maintain the most current copy of the Manual on the Compliance System. Employees use the Compliance System to acknowledge that they have received, read, understood, and agree to comply with the Code upon commencement of employment, annually, and following any material change to the Manual. Inverness Securities, an affiliate broker/dealer, and the Ancora Commodity Fund adopt the Ancora Code of Ethics as it is published. The adoption is on a continuing basis and is reviewed annually upon certification.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Ancora, Employees, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for Ancora, its Employees, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Ancora’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Ancora and/or its Employees on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of Ancora and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO’ s attention.

In some instances, conflicts of interest may arise between Vendors, Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Vendors, Clients or Investors have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Vendors, Clients and/or Investors has not been appropriately addressed.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities. The CCO has discretion over the approval or denial of any personal security transaction.

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, Ancora will ensure that the change is approved by the Mutual Funds’ Board(s) no later than six months after the change is adopted.

Accounts Covered by the Policies and Procedures

Ancora’s Personal Securities Transactions policies and procedures apply to all accounts holding any Reportable Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. All accounts must be reported to compliance prior to executing a Security transaction. Third party managed accounts (someone other than a member of your household), must be reported but no preclearance of transactions is required. Non-Ancora private investments must also be approved by compliance

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts, or if the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

At times, Ancora may employ or enter into a contract with certain “non-employees” such as consultants or service providers. If the CCO determines that such non-employees have access to non-public information regarding Ancora’s Clients’ transactions, Ancora may subject such non-employees to this Personal Securities Transactions section of the Code. Such non-employees may be required to pre-clear trades, report holding and transactions to the CCO, and acknowledge receipt of the Code upon hire and annually thereafter.

Reportable Securities

Ancora requires Employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S., other than funds advised, sub-advised, or underwritten by Ancora or an affiliate;

•	Interests in 529 college savings plans; and

•

Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised, sub-advised, or underwritten by Ancora or an affiliate.

The definition of a reportable Security is as defined by Section 2(a)(36) of the 1940 Act and also in section 202(a)(18) of the Act (15 U.S.C. 80b-2(a)(18)) and is listed at the end of this manual.

Exchange-traded funds, or ETFs, are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained in Ancora’s Personal Securities Transactions policy.

Currencies, futures on currencies and crypto currencies are not reportable security that requires preclearing in the compliance system. The SEC staff has stated that advice about real estate, coins, precious metals, or commodities is not advice about securities1, therefore not securities.

[1]	Robert R. Champion, SEC Staff No-Action Letter (Sept. 22, 1986)

Cryptocurrency (e.g. digital assets such as bitcoin (BTC), dogecion (DOGE), litecoin (LTC) and ethereum (ETH)) are commodities and not Securities. Therefore, purchases and sales of direct investments in cryptocurrency are not required to be precleared or reported.

Indirect investments in Cryptocurrencies through cryptocurrency related entities or funds investing primarily in cryptocurrency such as public companies preforming crypto mining (RIOT), trading (COIN), banking (SI), or ETFs like (GBTC)) are permitted but must be precleared prior to investment and reported in the Initial Holdings Report, Quarterly Personal Securities Transactions Report, and Annual Holdings Report.

Pre-clearance Procedures

Employees must have prior clearance for all transactions involving the following securities whether traded on an exchange, over the counter or on the Pink Sheets:

•	Stocks, ETFs, Preferreds, and ADRs

•	Closed-end funds

•	Any Mutual Fund for which Ancora serves as the investment adviser or subadviser

•	IPOs or Private Placements

•	Derivatives, including Options (unless they are Passive Transactions)

Employees must use the Compliance System to seek pre-clearance, unless an exception is granted by the CCO, and in that case the CCO will directly approve or deny the request. Once the pre-clearance request is entered, Ancora’s trading desk will confirm whether the Security in question is being transacted for any Client on that day. The CCO will review any pre-clearance request from the trade desk if other members on the desk are not able to preclear the request. Upon opening an investment account or obtaining an interest in an investment account that requires reporting, the account must be reported to the compliance system or otherwise permitted by Compliance, prior to requesting preclearance of a reportable security. Employee personal trading is considered a privilege not a right, and to be clear, the CCO maintains full authority over granting the approval or denial over any employee personal transactions.

Blackout Period

Ancora maintains a Three Day Personal Trading Blackout Period for each Reportable Security that is traded in an Ancora Managed Account. Ancora Managed Account are client accounts that an Ancora RIA has discretionary trading authority on. The blackout begins three days before a security is traded in an Ancora Managed Account and lasts three days after a security is traded in an Ancora Managed Account. An Employee’s pre-clearance request will be denied for any transaction during the blackout period. Inadvertent violations of the blackout period are possible if an Employee’s trade is approved and the same Reportable Security is subsequently transacted on behalf of a Client later in the same day or during the preceding three day blackout period. In these cases, the CCO will review the Employee trade or pattern of trades to ensure the Employee had no knowledge of the Client transaction. The CCO will also monitor employee trends to determine if an employee’s repeated inadvertent violations are truly inadvertent. In the event that a significant model change takes place, such as the removal of a large position or significant position being taken in a security in an Ancora Fund, the CCO has the discretion to place a blackout period on a security for any length of time the CCO determines and override any exception. The CCO may also restrict trading for individuals, groups, or the entire organization if the determination is made that potential or actual material non-public information exist or there are other security restrictions such as those commonly found in a non-disclosure agreement. It is also at the CCO discretion to:

•	Grant an exception to the prohibition against trading the same Reportable Security on the same day or during the three day blackout, as a Client;

•	Require the Employee to cancel the trade; or

•	Require the Employee to donate the difference between his or her trade and the Client’s trade to charity.

•	In coordination with HR, apply a monetary penalty to the employee.

•	Suspend the employee from personal trading or add additional restrictions to them.

Compliance may also deny any proposed transaction if the transaction appears to pose a conflict of interest or otherwise appears improper. Approval of any desired transaction is good only on the day it is received and the Employee receiving the approval is responsible for ensuring that his or her trading is completed before the day’s end, unless the CCO has otherwise granted an exception.

Exceptions to Blackout Period

Ancora’s three day blackout period on personal security transaction has a few exceptions. Personal security transactions may be excluded from the three day blackout but do not exempt employees from the same day trading restriction. The same day trading restriction is a blackout on any employee’s personal security transaction if that same security has been or is expected to be traded in an Ancora Managed Account during the day. Exceptions to the Three Day Personal Trading Blackout Period are as follows:

•	Trades in securities contained in the S&P 500;

•

Trades of a security under $100,000 in principal value. (The $100,000 maximum trade limit is on individual securities not an account. Multiple trades of the same security cannot total over $100,000 during any one day to be granted the exception);

•

Trades in securities that the firm has completely liquidated (i.e. the firm has completely liquidated their position and no clients own it anymore.) The blackout would be reduced to one day in these circumstances. In order to claim this exception, you must make sure you verify NO FIRM CLIENTS own the position any longer, not just clients you personally manage;

•	The blackout period for ETF’s is 1 day.

Reporting

Ancora must collect information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding Reportable Securities transactions and newly opened accounts, as well as annual reports regarding Reportable Securities holdings and existing accounts.

Quarterly Reports

Each quarter, Employees must report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Employees must also report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Reports regarding newly opened accounts and Reportable Securities transactions must be submitted via the Compliance System within 30 days of the end of each calendar quarter.

If an Employee’s quarterly account statements do not feed directly into the Compliance System for all Reportable Securities (including limited partnerships), the Employee must manually input the necessary information into the Compliance system or provide the CCO comparably similar information upon request. New accounts must be reported in the compliance system or to the CCO prior to transactions being placed. The CCO has the discretion to extending any employee reporting deadline on a case-by-case basis and within reason. If an Employee did not have any transactions in Reportable Securities or account openings to report, he or she should acknowledge as such in the Compliance System within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and Reportable Securities must be submitted via The Compliance system on or before February 14th of each year, and within 10 days of an individual first becoming an Employee, unless an extension is granted by the CCO. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual Reportable Securities holdings reports should be submitted via The Compliance system.

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition a “Reportable Security.” If an Employee’s statements do not feed directly into The Compliance System for all Reportable Securities (including limited partnerships), the Employee must manually input the necessary information into The Compliance System. New accounts must be reported in the compliance system or to the CCO prior to transactions being placed. The CCO has the discretion to extending any employee reporting deadline on a case-by-case basis and within reason.

If an Employee does not have any Reportable Securities holdings and/or accounts to report, he or she should acknowledge as such in The Compliance System within 10 days of becoming an Employee and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•

Any reports with respect to Reportable Securities held in accounts over which the Employee has no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis. This includes any accounts to which the Employee has granted Ancora complete discretion.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

Ancora’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the CCO will monitor Employees’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;

•	Personal trading in Securities also held by a Mutual Fund advised or sub-advised by Ancora;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Non-Public Information.

The CCO will monitor Employees’ personal transactions and holdings reports via the Compliance system to ensure compliance with Personal Securities Transactions policies and procedures. Any personal trading that appears to be in violation of the Code or the other policies and procedures in this Manual may result in further inquiry by the CCO and/or sanctions, up to and including dismissal. The CCO has the full discretion to extend any employee reporting deadline or the application of the COE policy, within reason, to an employee on a case-by-case basis if mitigating circumstances are presented to the CCO.

Trading will monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures and direct any concerns to the COO.

Disclosure of the Code of Ethics

Ancora will describe the Code in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code. All requests for the Code should be directed to the CCO.

Whistleblower Provision

If an Employee believes that there has been a violation of any of the rules of this Code, the Employee must promptly notify the CCO. As an alternative, Employees may also report, anonymously, by using the Compliance system’s Whistleblower Disclosure Form. The purpose of this form is to provide employees with the option of voluntarily reporting compliance related matters on a confidential basis. Retaliation or the threat of retaliation against any Employee for reporting compliance related issues is cause for appropriate corrective action of the retaliating Employee.